SECURITIES AND EXCHANGE COMMISSION
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                        SCHEDULE 13D
         UNDER THE SECURITIES EXCHANGE ACT OF 1934
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                  THE AUXER GROUP, INC.
                     COMMON STOCK
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                       05333F 10 3
                     (CUSIP NUMBER)
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                     12 Andrews Drive
                West Paterson, New Jersey 07424
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                    January 30, 2000
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    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
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If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.
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(1) Names of Reporting Persons. S.S. or I.R.S.
    Identification Nos. of Above Persons (entities only):
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       Eugene Chiaramonte, Jr.
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(2) Check the Appropriate Box if a Member of a Group (See
    Instructions)
(a)
(b)
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(3) SEC Use Only
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(4) Source of Funds (See Instructions): SC for Common Shares
                                        PF for Preferred
                                               Shares
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(5) Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
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(6) Citizenship or Place of Organization:    United States
    of America
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Number of Shares Beneficially Owned by Each Reporting Person
With
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(7) Sole Voting Power: 2,173,886 Common Stock (as of the
Reporting Date and the Filing Date)
    (1,500,000 shares of Preferred Stock, each shares
     convertible into ten shares of Common Stock)
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(8) Shared Voting Power: 0
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(9) Sole Dispositive Power: 2,173,886 (17,173,886 shares of
    Common Stock after conversion. (as of the Reporting Date
and the Filing Date)
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(10) Shared Dispositive Power: 0
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(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person: 2,173,886 (17,173,886 shares of Common Stock
                        after conversion.)
(As of the Reporting Date and the Filing Date)
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(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares
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(13) Percent of Class Represented by Amount in Row (11):
                         2.2% (13.3% after conversion)
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(14) Type of Reporting Person: IN
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ITEM 1. SECURITY AND ISSUER.
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The Auxer Group, Inc.
Common Stock, $.001 par value.
12 Andrews Drive
W. Paterson, New Jersey 07424
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ITEM 2. IDENTITY AND BACKGROUND.
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(a) Name:         Eugene Chiaramonte, Jr.
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(b) Address:      12 White Birch Court
                  Branchville, NJ 07826
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(c) Officer and Director of Issuer
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(d) None.
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(e) None.
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(f) Citizenship. United States
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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
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The Reporting Person acquired 2,173,886 shares of Common
Stock of the Issuer in April, 1995 when the issuer acquired CT Industries, Inc. of which Mr. Chiaramonte was a shareholder.
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Mr. Chiaramonte was issued 1,500,000 Preferred Shares of the
Issuer, each convertible into ten shares of Common Stock, in January, 1999 pursuant to deferred compensation and debt due to the Reporting Person's status as an officer of the
Issuer.
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On May 1, 2000, the Reporting Person entered into an
Employment Agreement with the Company. Pursuant to the Employment Agreement, the Report Person received options to purchase an aggregate of 100,000 common shares of the
Company at an exercise price of $.05 per share.
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ITEM 4. PURPOSE OF TRANSACTION.
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The Common Shares were issued in conjunction with the
Issuer's merger and acquisition of CT Industries, Inc. of which the Reporting Person was a shareholder. The Preferred Shares were issued in place of deferred compensation and outstanding debt due all officers of the Issuer.
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On May 1, 2000, the Reporting Person entered into an
Employment Agreement with the Company. Pursuant to the Employment Agreement, the Report Person received options to purchase an aggregate of 100,000 common shares of the
Company at an exercise price of $.05 per share.
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
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Eugene Chiaramonte, Jr. currently holds 2,173,886 of the
issued and outstanding common shares of the Issuer, and 1,500,000 shares of preferred stock, each share convertible into ten shares of Common Stock. After conversion, Mr. Chiaramonte owns 17,173,886 shares of Common Stock, or 13.3% of the issued and outstanding shares of the Issuer.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
        ISSUER.
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The Reporting Person has an Employment Agreement dated May
1, 2000 with the Company. The Reporting Person has no other contracts, arrangements, understandings or relationships with any other person with respect to any securities of the
Issuer.
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
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(A)     Acquisition Agreement and Plan of Reorganization
(B) Employment Agreement Between The Auxer Group, Inc. and Eugene Chiaramonte, Jr. dated May 1, 2000.
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                        SIGNATURE
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
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Date: December 6, 2000 Signature: /s/Eugene Chiaramonte
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                                     EUGENE CHIARAMONTE, JR.
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